SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: November 17, 2014

Press Release November 17, 2014

TERMINATION OF REGISTRATION UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934

Virginia Mines Inc. (“Virginia”) (TSX-VGQ) announces its plans to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the United States Securities Exchange Act of 1934 (the “1934 Act’).  This termination is being effected in connection with the signing of a definitive agreement on November 16, 2014 with Osisko Gold Royalties Ltd. (“Osisko”) whereby Virginia and Osisko will combine the two companies, subject to approval of the shareholders of both companies and other customary conditions and regulatory approvals.

Virginia expects the termination of the registration under the 1934 Act to take effect no later than ninety (90) days following the filing of the Form 15F. As a result of this filing, Virginia will immediately stop filing certain reports, including Form 40-F and Form 6-K, with the SEC.

As a Toronto Stock Exchange-listed reporting issuer, Virginia will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators.  Virginia’s filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www. sedar.com.

ABOUT VIRGINIA

Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $45.9 million as at August 31, 2014, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President & CEO, or Robin Villeneuve, CFO

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.